ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

November 21, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Thankam A. Varghese
Ms. Anu Dubey

Re:	PIMCO Access Income Fund (the “Fund”)
File Nos. 333-272394 and 811-23749

Dear Mses. Varghese and Dubey:

Thank you for your additional comments provided on November 4, 2024, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of the Fund’s registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on June 2, 2023, and the Fund’s comment response letter dated October 21, 2024 (“Response Letter #2”).

The staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Applicable changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

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1.	Comment: Please supplementally identify any risk disclosure regarding credit spread duration/risk.

Response: The Fund respectfully notes that it believes its disclosure under “Prospectus Summary—Principal Risks of the Fund—Credit Risk” and “Principal Risks of the Fund—Credit Risk” provides investors with appropriate information regarding the Fund’s exposure to credit risk, which includes risks relating to credit spreads. Credit spread risk is also specifically discussed in the context of specific types of investments under the headings “Investment Objectives and Policies--High Yield Securities (“Junk Bonds”) and Securities of Distressed Companies” and “Investment Objectives and Policies—Credit Default Swaps.” Nevertheless, in light of the staff’s comment, the Fund will revise its “Credit Risk” disclosure as follows (marked for changes):

Credit Risk. The Fund could lose money if the issuer or guarantor of a fixed income security (including a security purchased with securities lending collateral), or the counterparty to a derivatives contract, or the issuer or guarantor of collateral, repurchase agreement or a loan of portfolio securities is unable or unwilling, or is perceived (whether by market participants, rating agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or to otherwise honor its obligations. The risk that such issuer, guarantor or counterparty is less willing or able to do so is heightened in market environments where interest rates are changing, notably when rates are rising. The downgrade of the credit rating of a security or of the issuer of a security held by the Fund may decrease its value. Measures such as average credit quality may not accurately reflect the true credit risk of the Fund. This is especially the case if the Fund consists of securities with widely varying credit ratings. ~~Credit~~ This risk is greater to the extent the Fund uses leverage or derivatives in connection with the management of the Fund. ~~This risk is greater to the extent the Fund uses leverage or derivatives.~~ Rising or high interest rates may deteriorate the credit quality of an issuer or counterparty, particularly if an issuer or counterparty faces challenges rolling or refinancing its obligations. The Fund’s investments may be adversely affected if any of the issuers it is invested in are subject to an actual or perceived (whether by market participants, rating agencies, pricing services or otherwise) deterioration to their credit quality.

Credit risk includes credit spread risk, which is the risk that credit spreads (i.e., the difference in yield between securities that is due to differences in their actual or perceived credit quality) may increase when the market believes that investments generally have a greater risk of default. Increasing credit spreads may reduce the market values of the Fund’s investments. Credit spreads often increase more for lower rated and unrated securities than for investment grade securities. In addition, when credit spreads increase, reductions in market value will generally be greater for longer-maturity securities.

2.	Comment: Please supplementally explain if there are any limitations on the credit spread duration of the Fund’s portfolio.

Response: The Fund does not have an explicit limitation specific to its credit spread duration; however, the Fund is subject to other investment limitations and guidelines that could impact related investments. Credit spread duration is monitored by the Fund’s investment management team, and the Fund’s investment adviser has a Portfolio Risk Management team that provides additional oversight of the risks undertaken in the Fund.

3.

Comment: Please supplementally explain how the DRM considered credit spread duration in determining that it was appropriate to use absolute VaR under Rule 18f-4, rather than using the Fund’s securities portfolio as its designated reference portfolio with a relative VaR approach.

Response: The Fund respectfully refers to the response to comment #1 in Response Letter #2. As noted in the Registration Statement, the Fund invests in a variety of asset classes, including derivatives, to seek to achieve its investment objectives. In determining whether a designated reference portfolio would provide an appropriate reference portfolio for the Fund for purposes of the relative VaR test, the DRM considered the Fund’s investments, including the Fund’s derivatives holdings and use of derivative instruments for investment purposes and the associated credit risk (of credit default swaps and other derivatives), the market exposure the Fund obtains as a whole and through its derivatives transactions, and the Fund’s ability to use derivatives for duration management. For example, the Fund may tactically adopt a long/short strategy depending on the market environment and may not be able to effectively manage duration exposure and interest rate risk solely by investing directly in cash bonds. The DRM considered how the duration spread of the Fund’s strategy has varied, and is expected to continue to vary, over time. The market exposure that the Fund obtains through its derivatives transactions is significantly different than the market exposure that the Fund obtains only through the direct investments in its securities portfolio, and as a result, the DRM determined that the Fund’s securities portfolio is not reflective of the Fund’s investment objectives, strategies and risk profile and thus, the Fund’s securities portfolio cannot serve as an appropriate designated reference portfolio for the Fund.

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We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614 or Adam Schlichtmann at (617) 951-7114.

Very truly yours,

/s/ Michelle Huynh
Michelle Huynh

cc:	Ryan G. Leshaw, Esq.
Timothy A. Bekkers, Esq.
Jaime Dinan, Esq. David C. Sullivan, Esq. Adam M. Schlichtmann, Esq.

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